Rule 424(b)(3)
333-153401

Supplement to Prospectus Dated December 31, 2008

Dated: July 1, 2009

STATE OF ISRAEL
$1,000,000,000
JUBILEE FIXED RATE BONDS (SIXTH SERIES)

____________________

Effective as of July 1, 2009, the State of Israel will begin to offer the 1-Year Maccabee Fixed Rate Bonds only in conjunction with the 3-Year Maccabee Fixed Rate Bonds.

The 1-Year Maccabee and the 3-Year Maccabee Bonds will be offered as a unit in a minimum denomination of $100,000, out of which $60,000 will be for the purchase of a 1-Year Maccabee Fixed Rate Bond and $40,000 will be for the purchase of a 3-Year Maccabee Fixed Rate Bond, and integral multiples of $5,000, out of which $3,000 will be for the purchase of a 1-Year Maccabee Fixed Rate Bond and $2,000 will be for the purchase of a 3-Year Maccabee Fixed Rate Bond.  The minimum denominations may be changed or waived by the State in certain circumstances, provided however, that the 1-Year / 3-Year purchase ratio remains the same.  For example, if you were to invest $150,000, you would receive $90,000 principal amount of 1-Year Maccabee Bonds and $60,000 principal amount of 3-Year Maccabee Bonds.

The aggregate principal amount of the 1-Year Maccabee and the 3-Year Maccabee units offered under this prospectus shall not exceed $141,700,000.

The offering of the 1-Year Maccabee and the 3-Year Maccabee Bonds will terminate on September 30, 2009.